Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

Québec

US$ 3.5bn 3.625% Global Notes Series RC due April 2028 - Final Pricing Term Sheet

April 5th, 2023

Issuer:	Québec

Existing Long-Term Issuer Ratings:*	Aa2/AA-/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$ 3,500,000,000

Trade Date:	April 5th, 2023

Settlement Date:	April 13th, 2023 (T+5)

Maturity Date:	April 13th, 2028

Interest Payment Dates:	April 13th and October 13th of each year, starting October 13th, 2023

Benchmark Treasury:	UST 3.625% due March 31st, 2028

UST Spot (price, yield):	101-151⁄4 / 3.301%

Spread to Benchmark Treasury:	+34.625 bps

Spread to Mid Swaps:	+56 bps

Re-Offer Yield:	3.647%

Coupon:	3.625% payable semi-annually

Re-Offer Price:	99.900%

Total Proceeds:	US$ 3,496,500,000

Fees:	0.125%

All-In Price:	99.775%

All-In Yield:	3.675%

Net Proceeds:	US$ 3,492,125,000

Day Count:	30/360

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement	Prospectus dated September 11th, 2017 and Preliminary Prospectus Supplement filed on April 5, 2023 https://www.sec.gov/Archives/edgar/data/722803/000119312523091776/d484826d424b3.htm

Joint Lead Managers and Bookrunners:	BofA Securities, Inc. CIBC World Markets Corp. J.P. Morgan Securities PLC RBC Capital Markets, LLC TD Securities (USA) LLC

Billing and Delivering:	CIBC World Markets Corp.

CUSIP / ISIN:	748148SD6 / US748148SD69

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or CIBC World Markets Corp. toll-free at 1-800-282-0822 or J.P Morgan Securities plc. toll-free at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.